

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 29, 2010

R. Daniel Brdar
President, Chief Executive Officer and Chairman of the Board
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re: FuelCell Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 20, 2010**
> **File No. 333-164412**

Dear Mr. Brdar:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you have incorporated by reference your annual report on Form 10-K into this Form S-3. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Please note that before you request that the effective date of this registration statement be accelerated, you should either (1) file your definitive proxy statement with all required information; or (2) file an amendment to your Form 10-K to include the information required by Part III. Refer to Question 123.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, Securities Act Forms, available on our website at http://sec.gov/divisions/corpfin/guidance/safinterp.htm.

2.   Please resolve both pending confidential treatment requests before requesting acceleration of the effective date of this registration statement.

3.   Please file your indenture before requesting acceleration of the effective date of this registration statement. Refer to Questions 202.02 and 202.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations, Trust Indenture Act of 1939, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

After your pending confidential treatment request is resolved, you may request acceleration of this registration statement. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

R. Daniel Brdar
FuelCell Energy, Inc.
January 29, 2010
Page 3

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Special Counsel

cc (via fax):   Richard A. Krantz, Esq. – Robinson & Cole LLP